Exhibit 2.e
AMERICAN CAPITAL SENIOR FLOATING, LTD.
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Board of Directors of American Capital Senior Floating, Ltd. (“we,” “us” or “our”) is expected to adopt this Dividend Reinvestment and Stock Purchase Plan (this “Plan”) prior to pricing our initial public offering. You should carefully consider the matters described in the Registration Statement on Form N-2 initially filed by us with the Securities and Exchange Commission on August 2, 2013 (Registration Number 333-190357) and any amendments and supplements thereto (the “Registration Statement”), including the matters described under “Additional Information,” “Risk Factors,” and “Dividend Reinvestment and Stock Purchase Plan.” Details of the Plan are set forth below in question and answer format. Further questions and correspondence should be directed to either American Capital Senior Floating, Ltd. (Attention: Investor Relations) or the Plan Administrator (defined below) at the following address:
Computershare Trust Company, N.A.
P.O. Box 30170
College Station, TX 77842-3170
1-800-733-5001 (U.S and Canada)
1-781-575-2879 (Outside U.S. and Canada)
www.computershare.com/investor
Purpose and Features

1.	What is the purpose of the Plan?
The purpose of the Plan is to enable participants (defined below) to increase their investment in our common stock over time. The dividend reinvestment component of the Plan provides participants with a simple and convenient method of automatically investing cash dividends and distributions in additional shares of our common stock, unless a stockholder elects to receive cash (see Question 9). No action is required on the part of a registered stockholder to have his, her or its cash dividends and distributions reinvested in shares of our common stock. Participants will have cash dividends and distributions automatically reinvested without charges for recordkeeping. The optional cash purchase component of the Plan permits participants to purchase shares of our common stock on a monthly basis in amounts, subject to certain exceptions, ranging from $50 to $10,000 or, with our prior approval, in excess of $10,000 (see Question 14). Participants may also take advantage of the custodial and reporting services provided by Computershare Trust Company, N.A. (the “Plan Administrator” or “Computershare”), at no additional cost.
Generally, we intend to issue new shares of common stock or treasury shares to implement the dividend reinvestment and optional cash purchase components of the Plan, subject to the Investment Company Act of 1940, as amended. However, we may instruct the Plan Administrator from time to time, in our sole discretion, to purchase shares of our common stock in the open market to fund the dividend reinvestment and/or optional cash purchase less than $10,000 components (see Question 16). Our determination will be based upon general market conditions, the relationship between purchase price and book value per share, regulatory requirements and other factors and may change at any time without prior notice to participants.

2.	What are the advantages of participating in the Plan?

•	The Plan provides participants with automatic reinvestment of dividends and other distributions on our common stock, unless a stockholder elects to receive cash. See Question 9.

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The Plan also provides participants with the opportunity to purchase additional shares of common stock in accordance with the terms of the Plan, by investing additional cash from $50 to $10,000, or, with our prior approval, in excess of $10,000.

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There are no transaction or processing fees, expenses or service charges on shares of our common stock purchased under the Plan with reinvested dividends. Participants will, however, pay a transaction and processing fee on purchases made with optional cash payments. See Question 4.

•	The price for newly issued or treasury shares of common stock purchased directly from us through the dividend reinvestment component may include a 1% discount from the market price.

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The price for newly issued or treasury shares of common stock purchased directly from us through the optional cash purchase in excess of $10,000 component may include a discount from the market price ranging from 0% to 3%.

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Funds invested in the Plan are fully invested through the purchase of fractional shares, as well as whole shares, and proportionate cash dividends on fractional shares are used to purchase additional shares.

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There is a “share safekeeping” service that allows participants to deposit common stock certificates with the Plan Administrator and have their share ownership maintained on the Plan Administrator’s records as part of the Plan account. There is no charge for this service.

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Participants will receive statements containing year-to-date information on all Plan transactions in their account within a reasonable time after a transaction occurs, which is designed to simplify their record keeping.

3.	What are the disadvantages of participating in the Plan?

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For Federal income tax purposes, participants will generally be treated as having received dividend income on the dividend payment date and such dividend income generally will give rise to a tax liability even though no cash was actually received by participants. For more information, please refer to the section of the Registration Statement entitled “Material U.S. Federal Income Tax Considerations.”

•	No interest will be paid by us or the Plan Administrator on dividends held pending reinvestment or on optional cash purchase payments held pending investment. See Question 15.

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Participants bear the risk of loss and the benefits of gain from market price changes for all of their shares of common stock. NEITHER WE NOR THE PLAN ADMINISTRATOR CAN GUARANTEE THAT SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN WILL, AT ANY PARTICULAR TIME, BE WORTH MORE OR LESS THAN THEIR PURCHASE PRICE.

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The price of our shares of common stock may fluctuate in the interim between your investment decision and the time of the actual purchase and may decline between the time you decide to sell and the time at which your shares of common stock are actually sold. The price for shares of common stock purchased under the Plan may exceed the price at which participants may be able to acquire such stock directly in the open market at any given time on the actual purchase date.

4.	Is there a cost to participate in the Plan?
We will pay all administrative costs associated with the reinvestment of dividends under the Plan. There are no transaction or processing fees, expenses or service charges under the Plan in connection with such purchases. If the Plan purchases shares with reinvested dividends in market transactions instead of directly from us, we will pay such fees on such purchases.
For the optional cash purchase component of the Plan, the Plan Administrator will charge participants a processing fee of $[__] per share in connection with any optional cash purchases made under the Plan. The processing fee includes any brokerage commissions that the Plan Administrator is required to pay. In addition, the Plan Administrator will charge participants a $[__] transaction fee for optional cash purchase payments made by check or one-time online ACH, and a $[__] transaction fee for each optional cash purchase payment made by recurring debit from a U.S. bank account. Such fees may change from time to time based on market conditions and without prior notice to participants.

Administration

5.	What does the Plan Administrator do?
The Plan Administrator administers the Plan for participants, keeps records, sends statement of accounts to participants, and performs other duties relating to the Plan, including the safekeeping of the shares purchased for each participant. The Plan Administrator also acts as the dividend disbursing agent, transfer agent and registrar for our common stock.

Participation

6.	Who is eligible to participate?
You will be a participant (“participant”) in the Plan if: (a) you are a “registered holder;” that is, your shares are registered in your name on our stock transfer books, or (b) you are a broker, bank or other nominee (collectively, a “Nominee”) of a “beneficial owner” of shares of our common stock that are registered in your name as nominee and (c) you do not elect to receive dividends or distributions on all of your shares of our common stock in cash (see Question 9). Only Plan participants can make optional cash purchases under the Plan. If you do not currently own any of our common stock, you cannot make an initial investment in our common stock through the Plan.
If you live outside the United States, you should determine if there are any laws or governmental regulations that would prohibit your participation in the Plan, or affect the terms of the Plan, in which case you should opt-out of the Plan (see Question 28). We have the right to terminate participation of any stockholder if we deem it advisable under any foreign laws or regulations. Tax consequences of Plan participation may vary under foreign laws or regulations, and you should determine and consider carefully the tax treatment of Plan features.
The Plan is intended for the benefit of our investors and not for persons or entities who engage in transactions that cause or are designed to cause aberrations in the price or trading volume of our common stock. Notwithstanding anything in the Plan to the contrary, we reserve the right at any time to exclude from participation in the Plan, or modify, suspend or terminate participation in the Plan by, any person or entity to the extent we deem it advisable or necessary in our sole discretion in order to comply with applicable laws.

7.	How do I participate in the Plan?
The Plan is an “opt-out” plan. No action is required on the part of a registered stockholder to participate in the Plan and have his, her or its cash dividends and distributions reinvested in shares of our common stock. If you are a registered stockholder and would rather receive a cash dividend, you must opt-out of the Plan by notifying the Plan Administrator (see Question 9).
If you are a beneficial owner, your cash dividends and distributions will be automatically reinvested in shares of our common stock under the Plan only if your Nominee provides this service to its clients and the Nominee has not elected, on your behalf, to opt-out of the Plan and receive cash dividends and distributions. Some Nominees do not provide this service to clients and regularly request cash dividends and distributions on all shares registered in their names. Therefore, if your shares are held for your account by a Nominee and you would like to participate in the Plan, you should contact your Nominee regarding how to do so, or become a stockholder of record by registering your shares in your name instead of a Nominee’s name.

8.	How does reinvestment of dividends under the Plan work?
As a participant, when our Board of Directors declares a cash dividend or distribution, on the distribution date for such dividend or distribution you will have credited to your Plan account the number of whole and fractional shares (computed to six decimal places) that could be obtained, at the price determined in accordance with the answer to Question 17, with the cash, net of any applicable withholding taxes, that would have been paid to you if you were not a participant. Such shares will be acquired by the Plan Administrator for participants either (i) through receipt of newly issued or treasury shares of common stock from us, (ii) by purchase of outstanding shares of common stock on the open market (see Question 16) or (iii) a combination of the methods described in clauses (i) and (ii) above.

9.	What if a stockholder would rather receive cash instead of reinvesting their dividends?
If you are a registered stockholder and would rather receive a cash dividend, you should opt-out of the Plan by notifying the Plan Administrator through the Internet, by telephone or in writing that you would like to terminate your participation in the Plan. You may terminate your participation in the Plan at any time. The procedure for terminating participation in the Plan is explained in the answer to Question 28. If you are a beneficial owner whose Nominee has opted into the Plan and would rather receive a cash dividend, you should contact your Nominee to opt-out of the Plan.

10.	What if a stockholder wishes to receive a cash dividend on only some of the stockholder's shares?
If participants wish to receive dividends and distributions in cash on some of their shares, and have the remaining dividends and distributions reinvested, the Plan Administrator must be notified to that effect. This may be done by calling the Plan Administrator or accessing your Plan account at the Plan Administrator's website, www.computershare.com/investor. The notice of partial participation must be specific as to the number of whole shares with respect to which distributions shall be paid in cash pursuant to the Plan. With respect to any dividends and distribution, any election of partial participation in the Plan shall be effective only if notice of such election is received by the Plan Administrator before the record date of such dividends and distribution. A partial participant will receive dividends and distributions in cash only with respect to the number of whole shares that have been specified. On any other shares registered in the participant's name or other shares credited to their Plan account on the books of the Plan Administrator, the corresponding dividends and distributions will be reinvested.

11.	How can I make an optional cash purchase?
Participants may make an optional cash purchase for additional shares of common stock at any time, subject to the limitations listed in the response to Question 13 below.
Participants may do so in one of three ways:
(a) By Check. Participants can make additional cash investments by sending a check ($50 to $10,000), payable to Computershare—American Capital Senior Floating, Ltd., in U.S. dollars drawn on a U.S. bank, to the address above. Cash, traveler’s checks, money orders or third party checks are not acceptable. Optional cash investments may be mailed to the Plan Administrator with the tear-off portion of the account statement or via detailed written instructions and enclosed in the return envelope with each statement, or mailed to the address specified on the statement. Checks must be received by the Plan Administrator at least two (2) business days before an investment date in order to be invested on that date. When investing by check, participants do not need to invest the same amount each time and are under no obligation to make investments in any month or at any particular time.
(b) By One-Time Online Bank Debit. A registered holder of our common stock can make an investment online ($50 to $10,000) by logging on to www.computershare.com/investor, selecting “Investor Centre,” and following the online instructions. Registered holders should refer to the online confirmation for their bank account debit date and investment date. When investing by one-time online bank debit, registered holders do not need to invest the same amount each time and are under no obligation to make investments in any month or at any particular time.
(c) By Recurring Automatic Debits from a U.S. Bank Account. A registered holder may also authorize the Plan Administrator, on a direct debit authorization form or the Plan Administrator’s website, www.computershare.com/investor, to make recurring monthly purchases of a specified dollar amount ($50 to $10,000) paid for by automatic withdrawal from the registered holder’s U.S. bank account. Funds will be withdrawn from the bank account, via electronic funds transfer, on the 10th day of each month (or the next business day if the 10th day is not a business day). Requests will be processed and will become effective as promptly as practicable; however, registered holders should allow four to six weeks for the first investment to be initiated. Automatic deductions will continue at the level set until a registered holder changes his, her or its instructions by notifying the Plan Administrator. To terminate monthly purchases by automatic withdrawal, written, signed instructions must be sent to the Plan Administrator. Alternatively, you can terminate monthly deductions through www.computershare.com/investor. It is the responsibility of the registered holder to notify the Plan Administrator if any direct debit information changes.

12.	Are funds held in my Plan account insured?
No. Funds held in your Plan account pending investment or return are not treated as a bank deposit or account and are not insured by the FDIC or any other governmental agency or instrumentality.

13.	What are the limitations on the amount of optional cash purchases?
Participants may make optional cash purchases of $50 to $10,000 or, with our prior approval, in excess of $10,000 per month, in accordance with the terms of the Plan.
If any check, draft or electronic funds transfer that is tendered or ordered by a participant as payment to the Plan Administrator to purchase common stock is dishonored, refused or returned, such participant agrees that the purchased shares when credited to the participant’s account may be sold, on the Plan Administrator’s order, without the participant’s consent or approval, to satisfy the amount owing on the purchase. The “amount owing” will include the purchase price paid, any purchase and sale transaction fees, any brokerage commissions and the Plan Administrator’s returned check or failed electronic payment fee of $[__]. If the sale proceeds of purchased shares are insufficient to satisfy the amount owing, such participant authorizes the Plan Administrator to sell additional shares then credited to the participant’s account as necessary to cover the amount owing, without the participant’s further consent or authorization. The Plan Administrator may sell shares to cover an amount owing as a result of the participant’s order in any manner consistent with applicable securities laws. Any sale for that purpose on a national securities market will be considered to be commercially reasonable. A participant grants the Plan Administrator a security interest in all shares credited to such participant’s account, including securities subsequently acquired and held or tendered for deposit, for purposes of securing any amount owing as described in this paragraph.

14.	How do I make monthly optional cash purchases in excess of $10,000?
Request for Waiver. Cash purchases of more than $10,000 per month may be made only pursuant to our acceptance of a request to make such a purchase. If participants wish to make an optional cash purchase in excess of $10,000 (or other maximum amount established by us) for any month, participants must obtain our prior written approval with a form (“Request for Waiver”) and a copy of such written approval must accompany any such optional cash purchase. We have sole discretion to grant any approval for optional cash purchases in excess of the allowable maximum amount. Unless the participant has complied with these procedures, any amount submitted for investment over $10,000 will be returned without interest.
We expect to approve requests for optional cash purchases in excess of $10,000 from financial intermediaries, including brokers and dealers, and other participants from time to time.
Participants may ascertain whether we are accepting Requests for Waivers in any given month, and certain other important information, by contacting us at (301) 968-9312 (or such other number as we may establish from time to time). Participants should generally contact us prior to the fourth business day of each month to determine whether we are accepting such requests.
Participants may make a Request for Waiver by contacting Investor Relations at IR@acsf.com or by downloading the Request for Waiver form on our website, www.ACSF.com. Completed Request for Waiver forms should be submitted to us via email at DSPP@ACSF.com (or such other address as we may establish from time to time) or facsimile at (301) 968-9311 (or such other number as we may establish from time to time) no later than two business days prior to the applicable Pricing Period (defined below). We will notify the participant as to whether the Request for Waiver has been granted or denied, either in whole or in part, generally within one business day of the receipt of the request. If the Request for Waiver is granted in part, we will advise the participant of the maximum amount that will be accepted in connection with the purchase. If the request is approved, the Plan Administrator must receive the funds for the purchase prior to or on the applicable date specified by the Plan Administrator for the relevant Pricing Period (which typically will be one business day prior to the applicable Pricing Period). If a response is not received in connection with the Request for Waiver, the participant should assume that the request has been denied.
We may alter, amend, supplement or waive, in our sole discretion, the time periods and/or other parameters relating to optional cash purchases in excess of $10,000 made by one or more participants in the Plan, at any time and from time to time, prior to the granting of any Request for Waiver. For more information regarding a particular Pricing Period (including applicable Pricing Period start dates), please contact us at (301) 968-9312.
Purchase Price of Shares for Optional Cash Purchases in Excess of $10,000. Shares purchased pursuant to an approved Request for Waiver will be purchased directly from us as described herein, including the establishment of a “Threshold Price” as more fully described below. The purchase price may be reduced by the Waiver Discount (defined below) that we have provided for optional cash purchases in excess of $10,000 on each Investment Date. If we grant the request to purchase shares pursuant to a Request for Waiver, there will be a “Pricing Period”, which will generally consist of one to five separate days during which our common stock is quoted on The NASDAQ Global Market. Each of these separate days during the applicable Pricing Period will be an “Investment Date”, and an equal proportion of your optional cash purchase will be invested on each trading day during such Pricing Period, subject to the qualifications listed below. The purchase price for shares acquired on a particular Investment Date will be equal to 100% (subject to change as provided below) of the consolidated volume weighted average price, rounded to four decimal places, of our common stock as quoted on The NASDAQ Global Market only, obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m. (up to and including the closing print), Eastern time, for that Investment Date.
The Plan Administrator will apply all optional cash purchases made pursuant to a Request for Waiver for which good funds are received on or before the first business day before the Pricing Period to the purchase of shares of our common stock on each Investment Date of the applicable Pricing Period.
Threshold Price. For any given Pricing Period, we may establish a minimum price (or the Threshold Price) applicable to optional cash purchases made pursuant to a Request for Waiver. At least one business day prior to the first day of the applicable

Pricing Period, we will decide whether to establish a Threshold Price, and if so, its amount. We will notify the Plan Administrator as to the amount of the Threshold Price, if any. This determination will be made by us in our discretion after a review of current market conditions, the level of participation in the Plan, current and projected capital needs and after consideration of any legal or regulatory requirements.
If established for any Pricing Period, the Threshold Price will be stated as a dollar amount that the consolidated volume weighted average price, rounded to four decimal places, of our common stock as quoted on The NASDAQ Global Market, obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m. (up to and including the closing print), Eastern time, for each trading day of such Pricing Period (not adjusted for discounts, if any) must equal or exceed. Except as provided below, we will exclude from the Pricing Period any trading day that the unsolicited consolidated volume weighted average price is less than the Threshold Price. We also will exclude from the Pricing Period and from the determination of the purchase price any day in which no shares of common stock are quoted on The NASDAQ Global Market. For example, if the Threshold Price is not met for two of the trading days in a five-day Pricing Period, then we will return 40% of the funds you submitted in connection with your Request for Waiver unless we have activated the pricing period extension feature for the Pricing Period which is described below.

Pricing Period Extension Feature. We may elect to activate for any particular Pricing Period the pricing period extension feature which will provide that the initial Pricing Period will be extended by the number of days that the Threshold Price is not satisfied, or on which no shares of our common stock are quoted on The NASDAQ Global Market, subject to a maximum of five trading days. If we elect to activate the pricing period extension feature and the Threshold Price is satisfied for any additional day that has been added to the initial Pricing Period, that day will be included as one of the trading days for the Pricing Period in lieu of the day on which the Threshold Price was not met or trades of our common stock were not reported. For example, if the determined Pricing Period is five days, and the Threshold Price is not satisfied for two out of those five days in the initial Pricing Period, and we had previously announced at the time of the Request for Waiver acceptance that the pricing period extension feature was activated, then the Pricing Period will automatically be extended, and if the Threshold Price is satisfied on the next two trading days (or a subset thereof), then those two days (or a subset thereof) will become Investment Days in lieu of the two days on which the Threshold Price was not met. As a result, because there were five trading days during the initial and extended Pricing Period on which the Threshold Price was satisfied, all of the optional cash purchase will be invested.

Continuous Settlement Feature. If we elect to activate the continuous settlement feature, shares will be available to participants within three business days following each Investment Date beginning on the first trading day in the applicable Pricing Period and ending on the final trading day in the applicable Pricing Period, with an equal amount being invested on each such day, subject to the qualifications set forth above. We may elect to activate the continuous settlement feature at the time of the Request for Waiver form acceptance.
Return of Unsubscribed Funds. We will return a portion of each optional cash purchase in excess of $10,000 for each trading day of a Pricing Period or extended Pricing Period, if applicable, for which the Threshold Price is not met or for each day in which no shares of common stock are quoted on The NASDAQ Global Market (“unsubscribed funds”). Any unsubscribed funds will be returned within five business days after the last day of the Pricing Period, or if applicable, the extended Pricing Period, without interest. The amount returned will be based on the number of days during which the Threshold Price was not met compared to the number of days in the Pricing Period or extended Pricing Period. For example, the returned amount in a five day Pricing Period will equal one-fifth (1/5) of the total amount of such optional cash purchase (not just the amount exceeding $10,000) for each trading day that the Threshold Price is not met or for each trading day in which sales are not reported.
The establishment of the Threshold Price and the possible return of a portion of the investment applies only to optional cash purchases in excess of $10,000. Setting a Threshold Price for a Pricing Period will not affect the setting of a Threshold Price for any other Pricing Period. We may waive our right to set a Threshold Price for any particular Pricing Period. Neither we nor the Plan Administrator is required to give you notice of the Threshold Price for any Pricing Period.
Waiver Discount. We may establish a discount from the market price applicable to optional cash purchases in excess of $10,000 made pursuant to a Request for Waiver. This discount (or the Waiver Discount) may be between 0% and 3% of the purchase price, and may vary each month and for each Pricing Period. The Waiver Discount will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, the attractiveness of obtaining such additional funds through the sale of common stock as compared to other sources of funds, current and projected capital needs and after consideration of any legal or regulatory requirement. Setting a Waiver Discount for a particular month shall not affect the setting of a Waiver Discount for any subsequent month. The Waiver Discounts will apply only to optional cash purchases of more than $10,000 (or other applicable maximum monthly amount). The Waiver Discounts will apply to the entire optional cash purchase and not just the portion of the optional cash purchase that exceeds $10,000.

15.	Will I earn interest on funds in my Plan account prior to investment or return to me?
No. Interest will not be paid on funds deposited by you in your Plan account pending investment or return to you.

Purchase of Shares under the Plan

16.	What is the source of shares purchased under the Plan?
Generally, we intend to issue shares of common stock to implement the dividend reinvestment and optional cash purchase components of the Plan, subject to the provisions of the Investment Company Act of 1940, as amended. At our discretion, shares sold to the Plan Administrator in such cases may be either newly issued shares or treasury shares.

However, for dividend reinvestments and optional cash purchases of less than $10,000, we may instruct the Plan Administrator not to acquire newly issued or treasury shares, and instead to buy shares in the open market, if (i) the market price per share of our common stock on any such purchase date (including but not limited to the dividend or distribution payment date) does not exceed the net asset value per share of our common stock as of the end of the most recently completed fiscal quarter (or as of such other time as may be determined by us) or (ii) we have advised the Plan Administrator that since such net asset value was last determined we have become aware of events that indicate the possibility of a change in per share net asset value as a result of which the net asset value of our common stock on such eligible purchase date might be higher than the current market price of our common stock. We also do not expect to accept Requests for Waivers for optional cash purchases in excess of $10,000 in such instances.

Open market purchases may be made on any securities exchange where the shares of our common stock are traded, in the over-the-counter market or in privately negotiated transactions with third persons, and may be on such terms as to price, delivery and otherwise as we may determine. If the Plan Administrator buys shares on the open market, it is possible that by the time the Plan Administrator has completed its purchases, the average per share purchase price paid by the Plan Administrator may exceed the price at which the newly issued shares would have been credited, or the shares' net asset value. As a result, there would be credited to your Plan account a smaller number of shares than would have been credited if the dividend or distribution had been paid in newly issued or treasury shares.

For purposes of Question 16, the market price of our common stock on a particular purchase date will be the consolidated volume weighted average price, rounded to four decimal places, of our common stock as quoted on The NASDAQ Global Market, obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m. (up to and including the closing print), Eastern time.

17.	At what price will shares be purchased under the Plan?
The price of shares purchased through dividend reinvestment will be determined as follows:

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If the shares are purchased directly from us, the purchase price will be the consolidated volume weighted average price, rounded to four decimal places, of our common stock as quoted on The NASDAQ Global Market, obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m. (up to and including the closing print), Eastern time, for that purchase date, less at times a 1% discount in our sole discretion.

•	If the shares are purchased in the open market, the purchase price will be the weighted average price per share of the shares of common stock purchased.

The price of shares for optional cash purchases of less than $10,000 will be determined as follows:

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If the shares are purchased directly from us, the purchase price will be the consolidated volume weighted average price, rounded to four decimal places, of our common stock as quoted on The NASDAQ Global Market, obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m. (up to and including the closing print), Eastern time, for that purchase date.

•	If the shares are purchased in the open market, the purchase price will be the weighted average price per share of the shares of common stock purchased.
The price of shares for optional cash purchases in excess of $10,000 will be determined as described in Question 14 above.

18.	When will shares of our common stock be purchased under the Plan?
Dividend Reinvestments. In the months in which dividends are paid, dividends will be invested beginning on the dividend or distribution payment date. If the shares of our common stock are to be newly issued or treasury shares, such shares will be issued or delivered on the dividend or distribution payment date. If our shares of common stock are to be purchased by the Plan Administrator in the open market, the Plan Administrator will make every effort to invest any dividends it receives promptly beginning on each dividend or distribution payment date, and in no event later than thirty days from such date, except where necessary under any applicable federal securities laws.
Optional Cash Purchases up to $10,000. For common stock acquired directly from us, the purchase date will generally be on the 15th calendar day of each month, or the next trading day if the 15th day is not a trading day. For common stock acquired in market transactions, purchases will begin on the 15th calendar day of each month, or the next trading day if the 15th day is not a trading day, and will be completed no later than thirty-five (35) days following such date, except where reinvestment of such funds at a later date is necessary or advisable under applicable securities laws. The Plan Administrator will commingle all funds received from participants. Once a participant has placed an order, he, she or it may not request a cash refund or otherwise change the order.
Optional Cash Purchases in excess of $10,000. See Question 14.
No interest will be paid on funds pending investment held by the Plan Administrator.
Reports to Participants

19.	What accounts are maintained for participants and what reports on these accounts do participants receive?
The Plan Administrator will maintain a separate Plan account for each participant. All shares issued to participants under the Plan will be credited to their Plan account. The Plan Administrator will mail to each participant a statement confirming the issuance of shares within fifteen days after the allocation of shares is made. The statement will show the amount of the dividend or distribution, the price at which shares were credited, the number of full and fractional shares credited, the number of shares previously credited and the cumulative total of shares credited. For market order sales, the time of sale will be provided. For any shares acquired in the Plan, specific cost basis information will be included in your statement in accordance with applicable law. In addition, participants will receive copies of our annual and quarterly reports to stockholders, proxy statements and dividend income information for tax purposes. Participants may also view year-to-date transaction activity in their Plan account under the Plan for the current year, as well as activity in prior years, by accessing their Plan account at www.computershare.com/investor.

Voting of Shares

20.	How will a participant’s shares be voted at meetings of stockholders?
Participants will receive a proxy card covering the total number of shares held, including shares credited to their Plan account. If a proxy card is returned properly signed, but without indicating instructions as to the manner in which shares are to be voted with respect to any item thereon, the corresponding shares will be voted in accordance with the recommendation of our Board of Directors. If the proxy card is not returned, or it is unexecuted or improperly executed, the corresponding shares will not be voted unless the participant or their duly appointed representative votes in person at the meeting. If you are a beneficial owner, you should contact your Nominee with regards to any voting instructions.

Certificates for Shares/Safekeeping

21.	Will certificates be issued for shares issued under the Plan?
No. Certificates for shares issued under the Plan generally will not be furnished; rather, shares will be held in book entry form in the participant’s Plan account. Registered holders may receive stock certificates for shares in their Plan account by submitting a request to the Plan Administrator. If you are a beneficial owner and wish to receive stock certificates, you should become a stockholder of record by having a part or all of your shares of our common stock registered to your own name. If your shares are held in the name of a Nominee, you should contact the Nominee for details.

If you terminate your participation in the Plan (see Question 28), your whole shares will continue to be held in book-entry form via the Plan Administrator’s Direct Registration System (“DRS”) in an account in the name under which you registered, or in the name of the account in which you owned securities at the time you became a participant, unless you are a registered holder and request to receive stock certificates as described above. In either case, you will receive a check in payment for any fractional shares in your account, valued at the then-current market price of our common stock, less any applicable processing fees and any other costs of sale. You may also request through the Internet, by telephone or in writing that a specified number of whole shares credited to your Plan account be moved to DRS.

22.	In whose name will your Plan account be registered?
The Plan account will be maintained in the name under which you registered, or in the name of the account in which you owned securities, at the time you became a participant.

23.	Can stock certificates be deposited into a stockholder’s Plan account for safekeeping?
Yes. A participant can deposit certificate(s) for shares of our common stock into their Plan account. To deposit shares, send the certificate(s) to the Plan Administrator, at the address provided above (immediately before Question 1), by registered or certified mail, with return receipt requested, or some other form of traceable mail, and properly insured. Do not sign the certificate(s) or complete the assignment section. When submitting certificate(s) for deposit into the Plan account, be sure to include a written request to have the certificate(s) deposited. Shares that are deposited will be credited in book-entry form to the Plan account. The advantages of holding shares in book-entry form include protection against certificate loss, theft, and damage.

24.	How do I sell or transfer shares in my account?
Participants may sell or transfer shares in their account by contacting the Plan Administrator. Shares may be sold through a market order or a batch order, depending on how the sale request is submitted.
Market Order: A market order is a request to sell shares promptly at the current market price. Market order sales are only available at www.computershare.com/investor through Investor Centre or by calling the Plan Administrator directly at 1-800-733-5001 (within the United States and Canada) or 1-781-575-2879 (outside the United States and Canada). Market order sale requests received at www.computershare.com/investor through Investor Centre or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern Time). Any orders received after 4:00 p.m. Eastern Time will be placed promptly on the next day the market is open. The price shall be the market price of the sale obtained by the Plan Administrator’s broker, less a service charge of $[__] and applicable processing fees, currently $[__] per share.

Batch Order: A batch order is an accumulation of all sales requests for a security submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. Batch order sales are available at www.computershare.com/investor through Investor Centre, by calling the Plan Administrator directly at 1-800-733-5001 (within the United States and Canada) or 1-781-575-2879 (outside the United States and Canada) or in writing. All sales requests received in writing will be submitted as batch order sales. The Plan Administrator will cause a Participant’s shares to be sold on the open market within five business days of receipt of a request. To maximize cost savings for batch order sale requests, the Plan Administrator will seek to sell shares in round lot transactions. For this purpose the Plan Administrator may combine each selling participant’s shares with those of other selling participants. In every case of a batch order sale, the price to each selling program participant shall be the weighted average sale price obtained by the Plan Administrator’s broker for each aggregate order placed by the Plan Administrator and executed by the broker, less a service charge of $[__] and applicable processing fees, currently $[__] per share. Proceeds are normally paid by check, which are distributed within 24 hours after a Participant’s sale transaction has settled.
The Plan Administrator may, for various reasons, require a transaction request to be submitted in writing. Participants should contact the Plan Administrator to determine if their particular request, including any sales request, must be submitted in writing. The Plan Administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares for the Plan are sold and no one, other than the Plan Administrator, will select the broker(s) or dealer(s) through or from whom sales are to be made.
Participants should be aware that the price of our common stock may rise or fall during the period between a request for sale, its receipt by the Plan Administrator and the ultimate sale on the open market. Instructions sent to the Plan Administrator to sell shares are binding and may not be rescinded. If a participant prefers to have complete control as to the exact timing and sales prices, participants can request to transfer the shares to a broker.

Dividends and Stock Splits

25.	What happens if we issue a stock dividend or declare a stock split?
Any stock dividends or split shares we distribute on shares of our common stock (whole and fractional) with respect to both certificated and book-entry shares will be credited automatically to the participant’s Plan account in book-entry form.

Federal Tax Consequences of Acquiring Shares under the Plan

The summary set forth in Questions 26 and 27 below is intended only as a general discussion of the current United States federal income tax consequences of participation in the Plan. This discussion does not purport to deal with all aspects of taxation that may be relevant to a particular participant in light of its personal investment circumstances, or to certain types of participants (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers or foreign persons) subject to special treatment under the federal income tax laws. This discussion is based on various rulings of the Internal Revenue Service (the “IRS”) regarding several types of dividend reinvestment plans. No ruling, however, has been issued or requested regarding the Plan. Additionally, this discussion is not binding upon, nor considered authority by, the IRS or any court, and no assurance can be provided that the tax treatment discussed below or claimed by any participant in the Plan will not be successfully challenged by the IRS. THEREFORE, YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR IN THIS REGARD.

26.	What is the tax treatment of a participant that acquires shares in lieu of cash dividends under the Plan?
Participants who, pursuant to the Plan, receive shares in lieu of the cash distributions to which they would have otherwise been entitled will be treated for federal income tax purposes as having received, on the distribution payment date, a taxable distribution in an amount equal to the fair market value of such shares as determined by the Board of Directors on the Closing Date. For a discussion of the federal income tax consequences of receiving a cash distribution, see the section of the Registration Statement entitled “Material U.S. Federal Income Tax Considerations.” The tax basis of the shares issued pursuant to the Plan will equal the amount included in income as a result of the participant’s receipt of such shares.
Distribution payments to a Plan participant will be subject to U.S. withholding tax to the same extent as a cash distribution. For a discussion of the federal income tax consequences of receiving a distribution, see the section of the Registration Statement entitled “Material U.S. Federal Income Tax Considerations.” In that case, the amount of tax to be withheld will be deducted from the amount of the cash distribution that would have otherwise been made to the participant and only the reduced amount will be reinvested in Plan shares. If withholding results in an overpayment of taxes, a refund may be obtained.
Participants will not realize any taxable income upon receipt of a certificate for whole shares credited to their Plan account either upon their request for a specified number of shares or upon termination of participation in the Plan.
For additional information on the tax consequences of participation in the Plan, please consult your own tax advisor.

27.	What is the tax treatment of a participant that acquires shares at a discount through an optional cash purchase?
The IRS has privately ruled that stockholders who acquire stock at a discount to fair market value pursuant to a stock purchase and dividend reinvestment plan of a business development company will not be treated as receiving dividend income in respect of the discount unless such stockholder also participates in the reinvestment of dividends under such plan. Private letter rulings are not precedent and may not be relied upon by any taxpayer other than the taxpayer to whom the ruling is addressed. Nevertheless, such rulings often reflect the thinking of the IRS at the time of the ruling. Under the analysis adopted by the IRS in those rulings, the tax treatment of a purchase of shares under the Plan with an initial cash purchase by a prospective investor or a cash purchase by an existing stockholder may differ depending on whether the purchaser is participating in the dividend reinvestment feature of the Plan.
If you are not participating in the dividend reinvestment feature of the Plan, you may not be treated for federal income tax purposes as having received a distribution from us equal to the amount of the discount. In that case, your tax basis in the shares purchased will equal the purchase price for such shares.
On the other hand, if you participate in the dividend reinvestment feature of the Plan, you may be treated for federal income tax purposes as having received a distribution from us upon a cash purchase of shares in an amount equal to the excess, if any, of (i) the per share fair market value of the purchased shares multiplied by the number of shares (including any fractional share) purchased, plus any trading fees or service charges that we pay on your behalf, over (ii) the purchase price of such shares, taking into account any discount. For a discussion of the federal income tax consequences of receiving a distribution from us, see the section of the Registration Statement entitled “Material U.S. Federal Income Tax Considerations.” In the case of participants who are subject to withholding tax in respect of amounts deemed to be received under the Plan (see above), we or the Plan Administrator will reinvest dividends less the amount of tax required to be withheld. If withholding results in an overpayment of taxes, a refund may be obtained.
If you participate in the dividend reinvestment feature of the Plan, you will receive a tax basis in shares acquired through a cash purchase equal to the purchase price you paid for the shares plus the amount of income you recognized as a result of any cash purchase. The holding period for shares (including a fractional share) acquired under the Plan generally will begin on the day after the shares were acquired.

Modification and Termination

28.	What happens if a participant wishes to terminate participation in the Plan?
Participants may terminate participation in the Plan at any time by notifying the Plan Administrator through the Internet, by telephone or in writing. To be effective for any given dividend or distribution payment date, the notice to terminate must be received by the Plan Administrator before the record date for the dividend or distribution payment. All dividends or distributions with a record date after receipt of notification will be sent directly to the participant. Participants may cancel an optional cash purchase of $10,000 or less by advising the Plan Administrator at least two (2) business days before the applicable purchase date. The Plan Administrator will return the funds from a canceled purchase without interest as soon as practical. No refund of a check or money order will be made until the funds have been actually received by the Plan Administrator. For cash purchases of more than $10,000 per month, see Question 14.
Upon termination of participation, your whole shares will continue to be held in book-entry form via DRS in an account in the name under which you registered, or in the name of the account in which you owned securities, at the time you became a participant, unless you have also submitted a request to the Plan Administrator to receive stock certificates for your shares. If you have requested stock certificates, you will receive a check in payment for any fractional shares in your account, valued at the then-current market price of our common stock, less any applicable processing fees and any other costs of sale. If you prefer, you can request (through the Internet, by telephone or in writing) that your full shares of our common stock held by the Plan Administrator be sold, and you will receive a check for the proceeds, valued at the then-current market price of our common stock, less any applicable service charges, processing fees and any other costs of sale.

29.	May the Plan be amended, suspended or terminated?
We, along with the Plan Administrator, may amend, suspend or terminate the Plan at any time. Any such amendment, suspension or termination will be effective upon a designated dividend record date.  Notice of such amendment, suspension or termination will be provided by us at least thirty (30) days prior to such record date through disclosure on our website and our filing of a Form 8-K with the Securities and Exchange Commission.
If the Plan is terminated, whole shares will continue to be held in book-entry form via DRS in your Plan account, unless you are a registered holder and request to receive a stock certificate (see Question 21). You will also receive a check as payment for any fractional shares held in your Plan account, valued at the then-current market price of our common stock, less any applicable service charges, processing fees and any other costs of sale.

Plan Administrator Responsibilities

30.	What are the Plan Administrator’s responsibilities under the Plan?
The Plan Administrator will not be liable under the Plan for any act done by the Plan Administrator in good faith or for any good faith omission to act including, without limitation, any claims for liability (a) arising out of failure to terminate a participant’s participation in the Plan upon the participant’s death prior to receipt of notice in writing of such death; (b) with respect to the prices at which shares are purchased or sold for the participant’s account and the time such purchases or sales are made; and (c) relating to the value of the shares acquired for the participant’s Plan account.
The Internal Revenue Code of 1986, as amended, imposes certain reporting obligations upon brokers and other middlemen. As a result, the Plan Administrator will be required to report to the IRS and the participant any sales of stock by the Plan Administrator on behalf of a participant.

31.	What if I have additional questions about the Plan?
If you are a registered stockholder, additional questions about the Plan should be directed to the Plan Administrator. If you are the beneficial owner of shares held by a Nominee, contact your Nominee for more information. They can contact the Plan Administrator directly for instructions on how to participate on your behalf.